UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-99199
Volkswagen Auto Lease Underwritten Funding, LLC
VW Credit Leasing, Ltd.
Volkswagen Auto Lease Trust 2002-A
(Exact name of registrant as specified in its charter)
3800 Hamlin Road, Auburn Hills, Michigan 48326
(248) 754-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Volkswagen Auto Lease Trust 2002-A
Class A-1 1.385% Asset Back Notes; Class A-2 1.77% Asset Backed Notes;
Class A-3 2.36% Asset Backed Notes; Class A-4 2.75% Asset Backed Notes
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☒
     Approximate number of holders of record as of the certification or notice date:          0
     Pursuant to the requirements of the Securities Exchange Act of 1934, each Co-Registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on the date indicated.

Date: August 22, 2005	Volkswagen Auto Lease Underwritten Funding, LLC
	By:	/s/ David Schulz
		Name:	David Schulz
		Title:	President and Treasurer

VW Credit Leasing, Ltd. By: VW Credit, Inc., as Servicer
By:	/s/ LeSha Thorpe
	Name:	LeSha Thorpe
	Title:	Assistant Treasurer

Volkswagen Auto Lease Trust 2002-A By: VW Credit, Inc., as Administrator
By:	/s/ LeSha Thorpe
	Name:	LeSha Thorpe
	Title:	Assistant Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.